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                                                                      Exhibit 15


                                 NBT Letterhead

October 5, 2001

Dear Fellow Shareholders:

International Bancshares Corporation has extended the expiration of its offer to purchase your National Bancshares Corporation of Texas ("NBT") shares until October 19, 2001, and has announced that the $24.75 per share offer price is no longer subject to adjustment for environmental remediation costs. We are currently seeking approval to consummate the Offer and Merger by the Federal Reserve Board. In the Disclosure Statement on Schedule 14D-9, the majority of the Board of Directors recommended, and continues to recommend, that you accept the $24.75 offer and tender your shares. Among the reasons for our recommendation are the following:

o THE PRICE BEING OFFERED FOR YOUR NBT SHARES REFLECTS A SUBSTANTIAL PREMIUM TO HISTORICAL MARKET PRICES. The chart below illustrates the market performance of NBT shares over the past year. The $24.75 offer price represents a 33.8% premium to the closing price of NBT shares on July 30th, the day before the announcement of the Merger Agreement.


                                [GRAPHIC OMITTED]


o THE OFFER PRICE REPRESENTS AN 86.5% PREMIUM OVER NBT'S AVERAGE MARKET PRICE FOR THE QUARTER ENDED DECEMBER 31, 2000, BEFORE THE MARKET PRICE COULD HAVE BEEN AFFECTED BY MARKET RUMORS.

o WE DO NOT BELIEVE THAT NBT SHARES ARE LIKELY TO TRADE AT PRICES ABOVE THE OFFER PRICE IN THE REASONABLY FORESEEABLE FUTURE. Given NBT's slow growth market areas and anticipated competition, we consider it unlikely that future growth would support such an increase without substantial investment and significant additional risk.

o KEEFE, BRUYETTE & WOODS, INC., A RESPECTED INTERNATIONAL INVESTMENT BANKING FIRM SPECIALIZING IN THE BANKING INDUSTRY, AFTER SPENDING OVER 9 MONTHS SEEKING A QUALIFIED BUYER OR MERGER PARTNER FOR NBT, HAVE GIVEN THEIR OPINION THAT THE OFFER PRICE IS FAIR TO NBT SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW.

We encourage you to review the Disclosure Statement carefully, including the opinion of Keefe, Bruyette & Woods, Inc. which is included as Annex A to the Offer to Purchase.

On behalf of the majority of the Board of Directors and the management of NBT,


Marvin E. Melson
President and Chief Executive Officer

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                                    IMPORTANT
                                    ---------

                               TOLL-FREE HELPLINE


International Bancshares Corporation has retained an Information Agent to help shareholders with the tender of shares. If you have any questions about the offer, or require assistance with the forms needed to effect your tender, please call the Information Agent:


                           Innisfree M&A Incorporated

                           Toll-free at 888-750-5834.
                                        ------------


They will be happy to assist you.


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                        ATTENTION ELIGIBLE INSTITUTIONS:

                     NOTICE REGARDING GUARANTEE OF DELIVERY


Due to continuing telecommunications difficulties in Lower Manhattan, the Notice of Guaranteed Delivery procedure as set forth in Section 2 of the Offer to Purchase, and on the accompanying Notice of Guaranteed Delivery has been amended as follows: The facsimile transmission and associated confirmation telephone numbers have been changed. The new numbers are:


                           By Facsimile Transmission:
                                 (973) 247-4077


                              For Confirmation Only
                                   Telephone:
                                 (973) 247-4076


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